July 31, 2020

Re:	Global Blue Group Holding AG (the “Company”)
Registration Statement on Form F-4, as amended
Filed February 24, 2020, June 19, 2020, July 8, 2020, July 17, 2020 and July 23, 2020
File No. 333-236581 (the “Registration Statement”)

Ms. Christine Dietz United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, DC 20549-3628 cc: Mr. Jeff Kauten

Dear Chris:

This letter is in response to your request from our call on July 30, 2020, for some further information regarding the recoverable amount/goodwill figures for the Staff’s Comment 3 from the Staff’s letter of July 27, 2020. The Company’s response is below.

•

As noted in the response letter dated July 30, 2020, the Company had within the July 20, 2020 letter provided the headroom by which the recoverable amount of the CGU less net debt exceeded the carrying value of the goodwill (“Method 1”). Upon clarification of the Staff’s question in the letter dated July 23, 2020, the Company provided the recoverable amount for each of the CGUs relative to the carrying value (including goodwill) of the CGU (“Method 2”)

•	To assist with the Staff’s review, please see attached a summary table summarizing the headroom (€K and %), per method, for both the central case and the negative growth sensitivity

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

Christine Dietz	-2-	July 31, 2020

•	While the conclusion remains unchanged, the numbers are not entirely comparable, as clarified below:

o	In Method 1, the FV of the CGU is after the deduction of the net debt; whereas, in Method 2, the FV of the CGU was not accordingly reduced for net debt

o

When comparing the negative growth sensitivity to the central case, while the FV of the CGU reduction is the same in both methodologies, due to the net debt being constant (i.e. not impacted by the sensitivity), the magnitude of the decline in the FV of the CGU (less net debt) in Method 1 is larger

With regard to Staff comment 4, we propose to cover the additional footnote disclosure you requested in Note 17 (Goodwill), instead of subsequent events, because it is not a subsequent event, but rather is due to using available information through when the financial statements are issued.

Please let us know if a further discussion would be helpful.

Thanks again for your consideration,

/s/ Michael Wolfson

Michael Wolfson

cc:	Far Point Acquisition Corporation

Global Blue Group Holding AG

Morgan, Lewis & Bockius LLP

(€K)	Central Case						Negative 2.5% Sensitivity
JULY 20TH ANALYSIS (“Method 1”)

	FV of CGU	Net Debt	FV of CGU (less net debt)	Goodwill of CGU	Headroom	% Goodwill	FV of CGU	Net Debt	FV of CGU (less net debt)	Goodwill of CGU	Headroom	% Goodwill
TFS	1,446,475	(442,318)	1,004,157	358,760	645,397	180%	833,299	(468,141)	365,158	358,760	6,398	2%
AVPS	327,731	(100,217)	227,514	49,200	178,314	362%	132,422	(74,394)	58,028	49,200	8,828	18%

Total	1,774,206	(542,535)	1,231,671	407,960	823,711	202%	965,721	(542,535)	423,186	407,960	15,226	4%

Memo: Net debt allocated based on the proportional split of the FV of CGU per case

JULY 24TH ANALYSIS (“Method 2”)

	FV of CGU			Carrying Value of CGU (incl. Goodwill)	Headroom	% Carrying Value (incl. Goodwill)	FV of CGU			Carrying Value of CGU (incl. Goodwill)	Headroom	% Carrying Value (incl. Goodwill)
TFS	1,446,475			671,351	775,124	115%	833,299			671,351	161,948	24%
AVPS	327,731			104,086	223,645	215%	132,422			104,086	28,336	27%

Total	1,774,206			775,437	998,769	129%	965,721			775,437	190,284	25%